Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Announces Selection of First Lead Blocking Antibody
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Reports financial results for the first quarter of 2017

Tel Aviv, Israel, June 8, 2017 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced the selection of a lead blocking antibody for an immune modulator through a new approach of 3D antigen design and immunization. In addition, the Company reported its financial results for the first quarter ended March 31, 2017.

Aviv Boim, CEO of Tikcro, commented, “We are pleased to announce our successful screening of a lead blocking antibody for an immune modulator. This is the first lead antibody that we selected and verified for high affinity, blocking ligand interaction and specificity. Over the course of the next several months, we will focus our efforts on further exploring the new antibody’s in-vitro characteristics, potential superiority and in-vivo assays.

"Successfully generating and screening a new blocking antibody with high affinity and specificity is an exciting milestone for Tikcro. These results validate the new approach of 3D (three dimensional) antigen design and immunization. The ability to generate an antibody from animal-derived models with a high affinity towards a discontinued epitope is a satisfactory achievement of our development goals," concluded Mr. Boim.

Net loss for the first quarter of 2017 was $279,000, or $0.03 per diluted share, compared to a net loss of $283,000, or $0.03 per diluted share, for the same period last year.

As of March 31, 2017, the company reported $7.2 million in cash and cash equivalents.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement

Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	March 31, 2017 Unaudited	December 31, 2016 Audited
Assets
Current assets
Cash and cash equivalents	$7,240	$7,507
Receivables and other financial asset	100	89
Total current assets	7,340	7,596

Property and equipment, net	132	136

Total assets	$7,472	$7,732

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$218	$237

Shareholders' equity	7,254	7,495

Total liabilities and shareholders' equity	$7,472	$7,732

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2017	2016

Research and development expenses	$172	$111

General and administrative expenses, net	145	168

Total operating expenses	317	279

Operating loss	(317)	(279)

Financial income (expenses), net	38	(4)

Net loss	$(279)	$(283)

Basic and diluted net loss per share	$(0.03)	$(0.03)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879